UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*
Northstar Neuroscience, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
66704V101
(CUSIP Number)
December 31, 2008
(Date of Event which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
SIGNATURES

CUSIP No.	66704V101	13G	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS
	Diamondback Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		280,945 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		280,945 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	280,945 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.07%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	66704V101	13G	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS
	Diamondback Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		280,945 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		280,945 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	280,945 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.07%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	66704V101	13G	Page	4	of	7 Pages

1	NAMES OF REPORTING PERSONS
	DBCM Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		280,945 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		280,945 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	280,945 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.07%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	66704V101	13G	Page	5	of	7 Pages
This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on February 14, 2008 (the “Original Schedule 13G” and the Original Schedule 13G as amended, the “Schedule 13G”) with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”) of Northstar Neuroscience, Inc., a Washington corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.
Item 4. Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
          (a) Amount beneficially owned:
          As of December 31, 2008, (i) Diamondback Master Fund, Ltd. beneficially owned 623,024 shares of Common Stock and (ii) each of Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed to have been the beneficial owner of the 623,024 shares of Common Stock beneficially owned by Diamondback Master Fund, Ltd.
          As of the date of this filing, (i) Diamondback Master Fund, Ltd. beneficially owns 280,945 shares of Common Stock and (ii) each of Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed to have beneficially owned the 280,945 shares of Common Stock beneficially owned by Diamondback Master Fund, Ltd.
          Diamondback Capital Management, LLC is the investment manager of Diamondback Master Fund, Ltd. DBCM Partners, LLC is the managing member of Diamondback Capital Management, LLC. Each of Chad Loweth, Richard Sapanski and Richard H. Schimel (the “Diamondback Principals”) serve as managing members of DBCM Partners, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person or the Diamondback Principals as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Diamondback Capital Management, LLC, DBCM Partners, LLC and the Diamondback Principals disclaims beneficial ownership of the shares of Common Stock owned by Diamondback Master Fund, Ltd.
          (b) Percent of class:
     The Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 7, 2008, indicates that the total number of outstanding shares of Common Stock as of October 24, 2008 was 26,144,900. Based on the Company’s outstanding shares of Common Stock, (i) as of December 31, 2008, each of Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed to have beneficially owned 2.38% of the outstanding shares of Common Stock of the Company and (ii) as of the date of this filing, each of Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed to beneficially own 1.07% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.
          (c) Number of shares as to which such person has:

CUSIP No.	66704V101	13G	Page	6	of	7 Pages
(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

See Item 4(a)

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See Item 4(a)
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

CUSIP No.	66704V101	13G	Page	7	of	7 Pages
SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: January 28, 2009

DIAMONDBACK MASTER FUND, LTD.		DIAMONDBACK CAPITAL MANAGEMENT, LLC

By: Name:	/s/ Chad Loweth Chad Loweth	By: Name:	/s/ Mark Hadlock Mark Hadlock
Title:	Chief Operating Officer	Title:	Chief Compliance Officer

DBCM PARTNERS, LLC

By:	/s/ Chad Loweth

Name:	Chad Loweth
Title:	Managing Member